UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

AURIZON MINES LTD.

(Name of Subject Company)

AURIZON MINES LTD.

(Name of Person(s) Filing Statement)

Common Shares

(Title of Class of Securities)

05155P106

(CUSIP Number of Class of Securities)

Julie A.S. Kemp

Aurizon Mines Ltd.

Suite 1120, Cathedral Place, 925 West Georgia Street

Vancouver, British Columbia

Canada V6C 3L2

(604) 687-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Christopher J. Cummings

Adam M. Givertz

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Toronto-Dominion Centre

77 King Street West, Suite 3100

Toronto, Ontario

Canada M5K 1J3

(416) 504-0520

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to the Schedule 14D-9 (“Amendment No. 4”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 8, 2013, amends and supplements the Schedule 14D-9 filed with the SEC on January 23, 2013 (the “Schedule 14D-9”), by Aurizon Mines Ltd., a British Columbia corporation (the “Company”), as amended and supplemented by Amendment No. 1 to the Schedule 14D-9 filed January 28, 2013, Amendment No. 2 to the Schedule 14D-9 filed January 30, 2013 and Amendment No. 3 to the Schedule 14D-9 filed February 1, 2013. The Schedule 14D-9 relates to the offer (the “Alamos Offer”) made by Alamos Gold Inc., a British Columbia corporation (“Alamos”), to purchase all of the outstanding common shares of the Company. The terms and conditions of the Alamos Offer are set forth in the Tender Offer Statement and the exhibits thereto filed by Alamos on Schedule TO with the Securities and Exchange Commission on January 14, 2013, as amended.

The information in the Schedule 14D-9, as amended and supplemented, is incorporated into this Amendment No. 4 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplement to the extent specifically provided herein.

ITEM 9.	EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(1)(U)	Letter to Shareholders, dated February 4, 2013

(a)(1)(V)	Notice of Special Meeting of Shareholders and Management Information Circular, dated February 4, 2013

(a)(1)(W)	Press Release, dated February 8, 2013

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AURIZON MINES LTD.

By:	/s/ Ian S. Walton
Name:	Ian S. Walton
Title:	Executive Vice President and Chief Financial Officer

Dated: February 8, 2013